FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004 (May 13, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Attention ASX Company Announcements Platform

Lodgement of Open Briefing

[GRAPHIC]	[GRAPHIC]

Ansell Limited

Level 3

678 Victoria Street

Richmond VIC 3121

Date of lodgement: 13-May-2004

Title: Open Briefing. Ansell. Chairman, New CEO on Appointment

Record of interview:

corporatefile.com.au

Ansell Limited recently announced the appointment of Douglas Tough as Chief Executive Officer to succeed Harry Boon, who will retire at the end of June. Ed, what do you and the Board see as Doug’s priorities going forward?

Chairman Ed Tweddell

The Board sees a company with a strong operational and financial base, ready to move into the next stage of its evolution. We see Doug’s priorities as establishing himself within the Company, determining its strengths and weaknesses, and working to develop a growth strategy going forward.

corporatefile.com.au

Do you anticipate any change in strategy under Doug’s leadership?

Chairman Ed Tweddell

Clearly, a new CEO brings new ideas and approaches. This may include certain strategic changes. However, we see Ansell remaining in the protective healthcare sector, where we and Doug perceive there to be enormous potential to generate value for our shareholders.

corporatefile.com.au

Doug, could you outline what you believe you bring to the role of CEO at Ansell?

CEO-Designate Doug Tough

My past experience extends almost 30 years in both international and US domestic corporate leadership roles with two excellent companies, Cadbury Schweppes plc and Procter & Gamble. Those roles have included significant responsibilities in sales and marketing across many countries and cultures.

corporatefile.com.au

What were the qualities of Ansell that drew you to the role?

CEO-Designate Doug Tough

Ansell suits me to a tee. It’s one of the market leaders in each of its key businesses and a world player with strong representation in all major regions. What excites me most is the potential going forward. Harry Boon and the Ansell team have created, as Ed has said, “a strong launching platform for the future,” and I see my role as taking the Company to the next level. A truly exciting opportunity.

I’ve had wonderful experiences running global businesses, and view the international upside for Ansell as highly compelling. Healthcare is a global growth industry.

corporatefile.com.au

What are your immediate priorities at Ansell?

CEO-Designate Doug Tough

Initially, I’ll be looking to work with the Executive Team in developing my knowledge of the Company, its strengths and weaknesses, and the plans for the 2005 financial year. I’ll also be learning as much as possible from Harry Boon over the next six weeks. This will give me the base to look at strategic issues and work with the Board to propose a challenging future for Ansell.

corporatefile.com.au

How would you describe your management style?

CEO-Designate Doug Tough

Passionate. About delivering results, about teamwork, and about communication. I prefer to build consensus in order that all members of the team have input and commit themselves to the decision. However, I’ll make decisions swiftly when required. I’ve always believed that a good and speedy decision trumps a better but delayed one.

corporatefile.com.au

Ansell has its Operational Headquarters in the US, but is an Australian listed company. Do see any difficulties or conflicts in this arrangement?

CEO-Designate Doug Tough

My discussions with the Board lead me to believe there’s no conflict in the way the Company currently operates. Australia is a magnificent country and has the financial markets to support a company of Ansell’s size. In today’s world of electronic communications, I see no difficulty in maintaining close contact with the entire Ansell team worldwide. This is something that’s been part of my entire career and is far from alien to me. I see no reason to change the status quo.

corporatefile.com.au

Thank you Ed and Doug.

For previous Open Briefings by Ansell, visit www.corporatefile.com.au

For more information about Ansell, visit www.ansell.com or contact David Graham on (+613) 9270 7215

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM

Name:	DAVID M. GRAHAM

Title:	GROUP TREASURER

Date: May 13, 2004

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